TROUTMAN SANDERS LLP

ATTORNEYS AT LAW
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Suite 2000
VIRGINIA BEACH, VIRGINIA  23462
www.troutmansanders.com
TELEPHONE:  757-687-7500
FACSIMILE:  757-687-7510

James J. Wheaton	Direct Dial:757-687-7719
Jim.Wheaton@troutmansanders.com	Direct Fax:757-687-1501

March 27, 2008

Via EDGAR and Facsimile

Mr. Thomas Kluck
Branch Chief
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Dynex Capital, Inc.
Registration Statement on Form S-3
Filed February 29, 2008
File No. 333-149475

Dear Mr. Kluck:

On behalf of Dynex Capital, Inc. (the “Company”), we are responding to your letter dated March 17, 2008, relating to the above-referenced filing (the “Filing”).  The comments contained in that letter and the Company’s responses are set forth below.

General:

1.
We note that you have the form of the indenture filed as an exhibit to this registration statement.  Please file the actual indenture, which may be open ended, prior to the effectiveness of this registration statement.  Please refer to Section 201.04 under 1939 Act – General Guidance, which can be located at http://www.sec.gov/divsions/corpfin/guidance/tiainterp.htm, and revise accordingly.

Response:

We have now filed the form of the indenture as Exhibit 4.3 to the Registration Statement.  Please note that the filed form contemplates either senior debt or subordinated debt, and therefore includes alternate provisions that would be included in an indenture for subordinated debt.  Any prospectus supplement that relates to a debt offering will include a full description of the terms of the applicable indenture, which will also be filed by the

ATLANTA • HONG KONG • LONDON • NEW YORK • NEWARK • NORFOLK • RALEIGH
RICHMOND • SHANGHAI • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

TROUTMAN SANDERS LLP
          ATTORNEYS AT LAW

Mr. Thomas Kluck
March 27, 2008

Company at or prior to that time.

2.	We note the tax related disclosure that begins on page 19. We also note that you have not filed the tax opinion with this registration statement. Please file the tax opinion with your next amendment.

Response:

The tax opinion has been filed as Exhibit 8.1 to the Registration Statement.

3.
We note that exhibit 25.1 indicates that the Form T-1 Statement of Eligibility of the trustee will be filed as an exhibit.  Please be aware that companies relying upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis must separately file the Form T-1 under the electronic form type “305B2.”  In this situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement.  Please refer to Section 220.01 under 1939 Act – General Guidance, which can be located at http://www.sec.gov/divsions/corpfin/guidance/tiainterp.htm and revise your exhibit index accordingly.

Response:

We acknowledge the comment, and have revised the exhibit index accordingly.

The Company welcomes the opportunity to discuss the foregoing points further and clarify any open questions you may have at your convenience.  Please feel free to contact me directly at (757) 687-7719.

Very truly yours,

/s/

James J. Wheaton

cc:           Duc Dang, U.S. Securities and Exchange Commission
Stephen J. Benedetti, Dynex Capital, Inc.